Filed pursuant to Rule 424(b)(5)
Registration No. 333-161838

The information in this preliminary prospectus supplement relates to an effective registration statement, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell securities and are not soliciting offers to buy these securities in any state or jurisdiction where such an offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 2, 2009

PRELIMINARY PROSPECTUS SUPPLEMENT

(To the Prospectus Dated September 22, 2009)

$25,000,000

Common Stock

We are offering             shares of our common stock, par value $1.00 per share, which we refer to as our common stock. Our common stock is listed on the NASDAQ Global Market under the ticker symbol “ALNC.” On October 30, 2009, the last reported price of our common stock on the NASDAQ Global Market was $26.04 per share.

The shares of our common stock are not deposits or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental entity.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement as well as “Risk Factors” contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Incorporation of Certain Documents by Reference” herein.

	Per share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter may also purchase up to an additional             shares of common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriter expects to deliver the shares of common stock to purchasers on or about                     , 2009.

The date of this prospectus supplement is                  , 2009.

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters, and also updates and adds to the information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information about us, our common stock that we may offer from time to time, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.” Generally, when we refer to this “prospectus” we mean this prospectus supplement together with the accompanying prospectus.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside the United States. This prospectus supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any common stock offered by this prospectus supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This prospectus supplement and accompanying prospectus are part of a registration statement that we filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, using a shelf registration process. Under this shelf registration process, we may sell securities described in the accompanying prospectus in one or more offerings from time to time.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus may only be used where it is legal to sell our common stock. You should not assume that the information that appears in this prospectus supplement, the accompanying prospectus and any document incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

In this prospectus supplement, unless otherwise expressly stated or the context otherwise requires, the terms “Alliance Financial Corporation,” “Alliance,” “the Company,” “we,” “our,” “us,” and similar terms refer to Alliance Financial Corporation and its consolidated subsidiaries. References to the “Bank” refer to Alliance Bank, N.A. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the option to purchase additional shares granted to the underwriter is not exercised in whole or in part.

S-ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus that are not historical or current facts may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, the Company’s management may make forward-looking statements orally to the media, securities analysts, investors or others. These statements, which are based on certain assumptions and describe our future plans, strategies, and expectations, can generally be identified by the use of words such as “optimism,” “look-forward,” “bright,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “potential,” “project,” “target” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” These forward-looking statements include statements relating to our strategy, effectiveness of investment programs, evaluations of future interest rate trends and liquidity, expectations as to growth in assets, deposits and results of operations, receipt of regulatory approval for pending acquisitions, success of acquisitions, future operations, market position, financial position, and prospects, plans and objectives of management.

Forward-looking statements are based on the current assumptions and beliefs of management and are only expectations of future results and are subject to certain risks, uncertainties and assumptions. The Company’s actual results could differ materially from those projected in the forward-looking statements as a result of, among other things, factors referenced below under “Risk Factors;” possible legislative changes and adverse economic, business and competitive conditions and developments (such as shrinking interest margins and continued short-term rate environments); recent adverse conditions in the capital and debt markets and the impact of such conditions on the Company’s banking and trust and investment management services; reduced demand for financial services and loan products; changes in accounting policies or guidelines, or in monetary and fiscal policies of the federal government; changes in interest rates; changes in credit and other risks posed by the Company’s loan and lease portfolios; the ability or inability of the Company to manage interest rate and other risks; the Company’s use of trust preferred securities; competitive pressures from other financial institutions; a further deterioration in general economic conditions on a national basis or in the local markets in which the Company operates, including changes which adversely affect a borrower’s ability to service and repay our loans; changes in loan defaults and charge-off rates; adequacy of loan loss reserves; reduction in deposit levels necessitating increased borrowing to fund loans and investments; the passing of adverse government regulation; the risk that goodwill and intangibles recorded in the Company’s financial statements will become further impaired; risks related to the identification and implementation of acquisitions; technological, computer-related or operational difficulties; adverse changes in securities markets; results of litigation; or other significant risks and uncertainties detailed in the Company’s Annual Report on Form 10-K, Annual Report on Form 10-K/A, Quarterly Reports on Form 10-Q and other filings submitted to the SEC.

Forward-looking statements speak only as of the date they are made. The Company does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of us except as required by law. Although the Company believes that its expectations are reasonable, it can give no assurance that such expectations will prove to be correct. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in any forward-looking statements.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate the Company. Any investor in the Company should consider all risks and uncertainties disclosed in our filings with the SEC, described below under the heading “Where You Can Find More Information,” all of which is accessible on the SEC’s website at http://www.sec.gov.

S-iii

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Exchange Act under which we file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s Internet website found at http://www.sec.gov or on our Internet website address at http://www.alliancefinancialcorporation.com. You may also obtain free copies of the documents we have filed with the SEC (other than exhibits to such documents unless we specifically incorporate by reference an exhibit in this prospectus) by contacting

J. Daniel Mohr

Treasurer and Chief Financial Officer

Alliance Financial Corporation

120 Madison Street, Syracuse, New York 13202

Tel: (315) 475-4478

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus supplement. This prospectus supplement is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, DC, as well as through the SEC’s Internet website.

S-iv

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and later information that we file with the SEC will automatically update and supersede this information.

We incorporate by reference into this prospectus supplement the documents listed below, except to the extent any information contained in such filings is deemed “furnished” in accordance with SEC rules. Such furnished information is not deemed filed under the Exchange Act and is not incorporated in this prospectus supplement:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 13, 2009, as amended by Amendment No. 1, filed with the SEC on April 30, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 11, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 7, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC on October 30, 2009;

•

Our Current Reports on Form 8-K, filed with the SEC on each of January 30, 2009, February 24, 2009, April 1, 2009, May 11, 2009, May 13, 2009, May 26, 2009, June 17, 2009, June 29, 2009, July 20, 2009 and August 27, 2009; and

•	The description of our Common Stock set forth in the registration statement on Form 8-A12G, filed with the SEC on October 25, 2001 (File No. 000-15366).

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than Current Reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, including any exhibits included with such information, unless otherwise indicated therein), after the date of this prospectus supplement and before the termination of the offering will also be deemed to be incorporated by reference. These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus supplement from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and, to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supersedes information that is included in this prospectus supplement or accompanying prospectus or is incorporated by reference from earlier documents, to the extent that they are inconsistent.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus. We have not, and the underwriter has not, authorized anyone to provide you with information that is different from what is contained in this prospectus supplement or accompanying prospectus. This prospectus supplement is dated                     , 2009. You should not assume that the information contained in this prospectus supplement is accurate as of any date other than that date.

S-v

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and may not contain all the information that you may need to consider in making your investment decision. To understand this offering fully, you should read this prospectus supplement and the accompanying prospectus carefully. You should carefully read the sections titled “Risk Factors” in this prospectus supplement and in the accompanying prospectus and the documents identified in the section “Incorporation of Certain Documents by Reference.” Except as otherwise noted, all information in this prospectus supplement assumes no exercise of the underwriter’s over-allotment option.

Company Overview

Alliance Financial Corporation is a New York corporation and a registered financial holding company formed on November 25, 1998 as a result of the merger of Cortland First Financial Corporation and Oneida Valley Bancshares, Inc., which were incorporated May 30, 1986 and October 31, 1984, respectively. The Company is the holding company of the Bank, which was formed as the result of the merger of First National Bank of Cortland and Oneida Valley National Bank in 1999.

As of September 30, 2009, there were 4,937,311 shares of our common stock issued and 4,614,999 shares outstanding. At September 30, 2009, we had totals assets of approximately $1.5 billion, total loans and leases of approximately $927.7 million, total deposits of approximately $1.1 billion, and total shareholder equity of approximately $124.8 million. At September 30, 2009, our nonperforming assets (consisting of nonaccrual loans, loans past due 90 or more days and other real estate owned) were approximately $10.6 million, or 0.72% of total assets. For the three and nine months ended September 30, 2009, we had earnings of $0.64 and $1.49, respectively, per diluted common share.

The Bank provides financial services from 29 retail branches and customer service facilities in the New York counties of Cortland, Madison, Oneida, Onondaga, Oswego, and from a Trust Administration Center in Buffalo, New York. Primary services include commercial, retail and municipal banking, consumer finance, mortgage financing and servicing, and trust and investment management services. The Bank has a substantially wholly owned subsidiary, Alliance Preferred Funding Corp., which is engaged in residential real estate activity, and a wholly owned subsidiary, Alliance Leasing, Inc., which is engaged in commercial leasing activity in over thirty states.

The Company’s administrative offices are located on the 18th Floor, 120 Madison St., Syracuse, New York. Banking services are provided at the administrative offices as well as at the Company’s 29 customer service facilities. The Company’s telephone number is (315) 475-2100. The website for the Company and the Bank is http://www.alliancefinancialcorporation.com. Information that is included on this website does not constitute part of this prospectus supplement.

THE OFFERING

The following is a brief summary of the terms of the offering. For a more complete description of the terms of the common stock, see “Description of the Securities—Common Stock” in the accompanying prospectus.

Issuer	Alliance Financial Corporation

Common stock offered	shares

Over-allotment option	We have granted the underwriter a 30-day option to purchase up to shares of common stock to cover over-allotments, if any.

Common stock outstanding after the offering(1)	shares ( shares if the underwriter’s over-allotment option is exercised in full).

Offering price	$ per share

Use of proceeds	We estimate that net proceeds of this offering will be approximately $ (or $ if the underwriter exercises its over-allotment option in full). We intend to use the net proceeds of this offering for general corporate purposes including, but not limited to, making additional capital contributions to the Bank and our other operating subsidiaries to support the growth of their lending and investing activities, reducing or refinancing existing debt, possible acquisitions of other institutions, branches or other lines of business, if opportunities for such transactions become available, and other investments.

Transfer Agent and Registrar	American Stock Transfer & Trust Company

NASDAQ Global Market symbol	“ALNC”

Risk Factors

Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” beginning on page S-4 and other information included in this prospectus supplement and the accompanying prospectus before investing in our common stock.

(1)	The number of shares of our common stock to be outstanding after the offering is based on 4,624,635 shares of common stock outstanding as of October 29, 2009, and does not include 126,230 shares of our common stock issuable upon exercise of outstanding stock options.

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data for the Company as of and for each of the five years ended December 31, 2008 (which has been derived from our audited consolidated financial statements), and as of and for the nine months ended September 30, 2009 and 2008. You should read this table together with the historical consolidated financial information contained in our consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 which have been filed with the SEC and are incorporated by reference in this prospectus supplement. Information for the nine month periods ended September 30, 2009 and 2008 is derived from unaudited interim financial statements and has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such period. The results of operations for the nine month period ended September 30, 2009 do not necessarily indicate the results which may be expected for any future period or for the full year. For more information, see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

	At or For the Nine Months Ended September 30,		At or For the Years Ended December 31,
(dollars in thousands, except per share data)	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
Balance Sheet Data:
Total assets	$1,456,276	$1,347,220	$1,367,358	$1,307,014	$1,272,967	$983,256	$893,934
Loans receivable (net)	927,732	916,030	910,755	895,533	881,411	654,086	526,100
Investment securities	396,730	290,248	310,993	282,220	261,987	265,494	317,758
Federal funds sold	—	—	26,918	—	—	4,906	—
Deposits	1,084,911	945,409	937,882	945,230	936,671	739,118	623,121
Borrowings	201,240	242,961	238,972	200,757	178,575	150,429	181,854
Junior subordinated obligations	25,774	25,774	25,774	25,774	25,774	10,310	10,310
Shareholders’ equity	124,770	115,202	144,481	115,560	109,506	69,571	68,896
Common shareholders’ equity	124,770	115,202	117,563	115,560	109,506	69,571	68,896

Income Statement Data:
Net interest income	$31,897	$27,853	$37,697	$32,482	$27,722	$26,919	$28,073
Provision for loan losses	4,675	3,526	5,502	3,790	2,477	144	984
Noninterest income	14,888	15,606	20,360	21,292	17,714	14,238	9,177
Noninterest expenses	31,866	29,323	39,378	37,638	33,886	31,352	27,085
Income before income taxes	10,244	10,610	13,177	12,346	9,073	9,661	9,181
Net income	7,951	7,973	10,357	9,477	7,311	7,507	7,255
Net income available to common shareholders	6,867	7,973	10,310	9,477	7,311	7,507	7,255

Common Share Data:
Net income per share:
Basic	$1.50	$1.71	$2.27	$2.01	$1.92	$2.09	$2.03
Diluted	1.49	1.69	2.24	1.98	1.88	2.05	2.00
Book value per share	27.04	25.14	25.67	24.53	22.81	19.52	19.29
Tangible book value per share	17.84	15.54	16.15	14.90	12.74	16.80	19.29
Basic weighted average common shares outstanding	4,503,298	4,559,794	4,542,957	4,710,530	3,804,711	3,593,864	3,565,226
Diluted weighted average common shares outstanding	4,524,057	4,611,888	4,597,624	4,775,883	3,874,484	3,664,684	3,631,806
Cash dividends declared per common share	$0.80	$0.74	$1.00	$0.90	$0.88	$0.84	$0.84

Number of banking offices	29	29	29	29	29	21	20
Number of employees	328	332	334	335	324	253	278

RISK FACTORS

An investment in our common stock involves significant risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” described below, the risk factors included in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors, if any, in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus supplement or incorporated by reference into this prospectus supplement and the accompanying prospectus, in light of your particular investment objectives and financial circumstances. Any of these risks could materially adversely affect our business, financial condition, results of operations, or ability to make distributions to our shareholders. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business, prospects, financial condition, results of operations and cash flows. In any such case, the trading price of our common stock could decline due to any of these risks, and you could lose all or a portion of your original investment. Set forth below are additional risks that you should consider in connection with any purchase of our common stock under this prospectus supplement:

Risks Related to our Company

We are subject to interest rate risk.

Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic and credit market conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, and (iii) the average duration of our mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations.

We are subject to lending risk.

There are inherent risks associated with our lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic or credit market conditions in the markets where we operate as well as the State of New York and the entire United States. Increases in interest rates and/or weakening economic or credit market conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. We are also subject to various laws and regulations that affect our lending activities. Failure to comply with applicable laws and regulations could subject us to regulatory enforcement action that could result in the assessment of significant civil money penalties against us.

As of September 30, 2009, approximately 31% of our loan and lease portfolio consisted of commercial loans and leases net of unearned income. These types of loans are generally viewed as having more risk of default than conventional residential real estate loans or most consumer loans. Commercial loans are also typically larger than residential real estate loans and consumer loans. Because our loan portfolio contains a significant number of commercial loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in nonperforming loans could result in a net loss of earnings from these loans, an increase in the provision for credit losses and an increase in loan charge-offs, all of which could have a material adverse effect on the Company’s financial condition and results of operations.

Increases in FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

Deposit insurance premiums charged by the Federal Deposit Insurance Corporation, which we refer to as the FDIC, have increased substantially in 2009 already and we expect to pay significantly higher FDIC premiums in the future. Market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. The FDIC adopted a revised risk-based deposit insurance assessment schedule on February 27, 2009, which raised deposit insurance premiums. On May 22, 2009, the FDIC also implemented a five basis point special assessment of each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009, but no more than 10 basis points times the institution’s assessment base for the second quarter of 2009, which was collected on September 30, 2009. Additional special assessments may be imposed by the FDIC for future periods. We participate in the FDIC’s Temporary Liquidity Guarantee Program, which we refer to as the TLG, for non-interest bearing transaction deposit accounts. Banks that participate in the TLG’s non-interest bearing transaction account guarantee will pay the FDIC an annual assessment of 10 basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance. To the extent that these TLG assessments are insufficient to cover any loss or expenses arising from the TLG program, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions. The FDIC has authority to impose charges for the TLG program upon depository institution holding companies, as well. These changes, along with the full utilization of our FDIC insurance assessment credit in early 2009, will cause the premiums and TLG assessments charged by the FDIC to increase. These actions could significantly increase our non-interest expense in 2009 and for the foreseeable future. The Company has elected to opt out of the TLG program effective as of January 1, 2010.

We cannot predict the effect on our operations of recent legislative and regulatory initiatives that were enacted in response to the ongoing financial crisis.

The U.S. federal, state and foreign governments have taken or are considering extraordinary actions in an attempt to deal with the worldwide financial crisis and the severe decline in the global economy. To the extent adopted, many of these actions have been in effect for only a limited time, and have produced limited or no relief to the capital, credit and real estate markets. There is no assurance that these actions or other actions under consideration will ultimately be successful.

In the United States, the federal government has adopted the Emergency Economic Stabilization Act of 2008 (enacted on October 3, 2008), which we refer to as the EESA, the American Recovery and Reinvestment Act of 2009 (enacted on February 17, 2009), which we refer to as the ARRA. With authority granted under these laws, the U.S. Treasury Department has proposed a financial stability plan that is intended to provide for the federal government to invest additional capital in banks and otherwise facilitate bank capital formation; temporarily increase the limits on federal deposit insurance; and to offer various forms of economic stimulus, including assistance for homeowners to restructure and lower mortgage payments on qualifying loans.

In addition to the EESA and ARRA, there is the potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and financial institution regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the institution of formal enforcement actions. Negative developments in the financial services industry and the impact of recently enacted or new legislation in response to those developments could negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. In addition, industry, legislative or regulatory developments may cause us to materially change our existing strategic direction, capital strategies, compensation or operating plans.

President Obama has announced a plan to reform the U.S. financial system. Among other things, the plan would create a new consumer protection agency and authorize greater powers for the Federal Reserve Board. Legislation is pending in Congress that would among other things, create the U.S. Consumer Financial Protection Agency. The proposed legislation currently exempts lenders with as much as $10 billion in assets and credit unions with up to $1.5 billion in assets from agency examination and enforcement. As proposed, while the agency will set consumer-protection rules for the smaller banks, their primary regulator will examine them for compliance and enforce violations.

There can be no assurance that the financial stability plan proposed by the U.S. Treasury Department and the President’s proposals, or any other legislative or regulatory initiatives enacted or adopted in response to the ongoing economic crisis, will be effective at dealing with the ongoing economic crisis and improving economic conditions globally, nationally or in our markets or that the measures adopted will not have adverse consequences to us.

Our allowance for credit losses may be insufficient.

We maintain an allowance for credit losses, which is a reserve established through a provision for credit losses charged to expense, that represents management’s best estimate of probable losses incurred within the existing portfolio of loans and leases. The allowance is necessary to provide for estimated credit losses and risks inherent in the loan and lease portfolio. The level of the allowance reflects management’s continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan and lease portfolio quality; present economic, political and regulatory conditions; and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for credit losses inherently involves a significant degree of subjectivity and requires us to make estimates of current credit risks, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for credit losses. In addition, bank regulatory agencies periodically review our allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for credit losses, we will need additional provisions to increase the allowance for credit losses. These increases in the allowance for credit losses will result in a decrease in net income and, possibly, capital, and may have a material adverse affect on our financial condition and results of operations.

Our profitability depends significantly on economic conditions in Central New York.

Our success depends significantly on the general economic conditions of Central New York and the specific local markets in which we operate. Unlike larger national or other regional banks that are more geographically diversified, we provide banking and financial services to customers primarily in the Central New York counties of Cortland, Erie, Madison, Oneida, Onondaga and Oswego. The local economic conditions in these areas have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities or credit markets or other factors could impact these local economic conditions and, in turn, have a material adverse effect on our financial condition and results of operations.

We operate in a highly competitive industry and market area.

We face substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional, and community banks within the various markets where we operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial service providers. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can. Our ability to compete successfully depends on a number of factors, including, among other things:

•	The ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets.

•	The ability to expand our market position.

•	The scope, relevance and pricing of products and services offered to meet customer needs and demands.

•	The rate at which we introduce new products and services relative to our competitors.

•	Customer satisfaction with our level of service.

•	Industry and general economic trends.

•	The ability of the company to upgrade and acquire technology and information systems to support the sales and service of deposit and loan products.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

We are subject to extensive government regulation and supervision.

We are, primarily through the Bank, subject to extensive government regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

The soundness of other financial services institutions may adversely affect our credit risk.

We rely on other financial services institutions through trading, clearing, counterparty, and other relationships. We maintain limits and monitor concentration levels of our counterparties as specified in our internal policies. Our reliance on other financial services institutions exposes us to credit risk in the event of default by these institutions or counterparties. These losses could adversely affect our results of operations and financial condition.

Certain of our intangible assets may become impaired in the future.

Intangible assets are tested for impairment on an annual basis. Impairment testing incorporates the current market price of the Company’s common stock, the estimated fair value of our assets and liabilities, and certain information of similar companies. It is possible that future impairment testing could result in a decline in value of our intangibles which may be less than the carrying value, which may adversely affect our financial condition. If we determine an impairment exists at a given point in time, our earnings and the book value of the related intangibles will be reduced by the amount of the impairment. Notwithstanding the foregoing, the results of impairment testing on our intangible assets have no impact on our tangible book value or regulatory capital levels.

Our controls and procedures may fail or be circumvented.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

We rely on dividends from our subsidiary for substantially all of our revenue.

We are a separate and distinct legal entity from our subsidiaries. We receive substantially all of our revenue from dividends from the Bank. These dividends are the principal source of funds to pay dividends on our common stock and interest and principal on our debt. Various federal and/or state laws and regulations limit the amount of dividends that the Bank may pay to us. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. In the event the Bank is unable to pay dividends to us, we may not be able to service debt, pay obligations or pay dividends on our common and preferred stock and could have a material adverse affect on our business, financial condition and results of operations.

We may not be able to attract and retain skilled people.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities engaged in by us can be intense and we may not be able to hire people or to retain them. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on the Company’s business because of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We continually encounter technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological enhancements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact our business.

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Our certificate of incorporation, by-laws and shareholder rights plan, as well as certain banking laws, may have an anti-takeover effect.

Provisions of our certificate of incorporation and by-laws, federal banking laws, including regulatory approval requirements, and our shareholder rights plan could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock.

The Oneida Indian Nation claim could be decided adversely to us.

In December 1998, the Oneida Indian Nation, which we refer to as The Nation, and the U.S. Justice Department filed a motion to amend a long-standing land claim against the State of New York to include a class of 20,000 unnamed defendants who own real property in Madison County and Oneida County. An additional motion sought to include us as a representative of a class of landowners. On September 25, 2000, the United States District Court of the Northern District of New York rendered a decision denying the motion to include the landowners as a group, and thus, excluding us and many of our borrowers from the litigation. The State of New York, the County of Madison and the County of Oneida remain as defendants in the litigation. This ruling may be appealed by The Nation, and does not prevent The Nation from suing landowners individually, in which case the litigation could involve our assets. On May 21, 2007, the U.S. District Court issued a decision dismissing the possessory land claims. The Court’s decision has been appealed by the Nation. Although management cannot predict the timing of the resolution of this matter, it continues to believe that this matter will be resolved without adversely affecting us. If this matter was ultimately decided adversely to us, it could have a material adverse effect on our financial condition and results of operations.

Risks Related to our Common Stock and this Offering

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The price of our common stock on the NASDAQ Global Market constantly changes. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the market prices for our common stock.

Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include our:

•	past and future dividend practice;

•	financial condition, performance, creditworthiness and prospects;

•	quarterly variations in our operating results or the quality of our assets;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities;

•	the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally; and

•

changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility and other geopolitical, regulatory or judicial events.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of any additional shares of common stock or preferred stock or securities convertible into, exchangeable for or that represent the right to receive common stock or the exercise of such securities could be substantially dilutive to shareholders of our common stock. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series. The market price of our common stock could decline as a result of this offering as well as sales of shares of our common stock made after this offering or the perception that such sales could occur.

Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in the Company. In addition, giving effect to the issuance of common stock in this offering, the receipt of the expected net proceeds and the use of those proceeds, we expects that this offering will have a dilutive effect on our expected earnings per share.

Offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

We may attempt to increase our capital resources or, if our or the Bank’s capital ratios fall below the required minimums, we or the Bank could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our Board of Directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the shareholders. Our Board of Directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in the offering, after the underwriting discount and estimated expenses, will be approximately $            . If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds, after the underwriting discount and expenses, will be approximately $            . In each case, this assumes the deduction of estimated offering expenses of $            and the underwriting discount. We intend to use the net proceeds of this offering for general corporate purposes, including, but not limited to, making additional capital contributions to the Bank and our other operating subsidiaries to support the growth of their lending and investing activities, reducing or refinancing existing debt, possible acquisitions of other institutions, branches or other lines of business, if opportunities for such transactions become available, and other investments.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of September 30, 2009 and to give effect to the issuance of the common stock offered hereby.

	As of September 30, 2009
	Actual	As Adjusted (1)
	(Dollars in thousands, except per share data)	(Dollars in thousands, except per share data)

Cash and cash equivalents	$24,820	$
Total debt and borrowings	$227,014	$
Shareholders’ equity
Preferred stock—par value $1.00 a share; 900,000 shares authorized, $1,000 liquidation value, none issued and outstanding	$0	$
Preferred stock—par value $1.00 a share; 100,000 shares authorized, Series A, junior preferred stock, none issued and outstanding	$0	$
Common stock, par value $1.00; 10,000,000 shares authorized; 4,937,311 shares issued and 4,614,999 shares outstanding; shares issued and shares outstanding, as adjusted	$4,937	$
Surplus	$42,865	$
Undivided profits	$83,988	$
Accumulated other comprehensive income	$4,051	$
Directors’ stock-based deferred compensation plan (100,462 and 85,510 shares, respectively)	$(2,415)	$
Treasury stock—common, at cost (322,312 shares)	$(8,656)	$

Total shareholders’ equity	$124,770	$

Total capitalization	$351,784	$

(1)	Assumes that shares of our common stock are sold in this offering at $ per share and that the net proceeds thereof are approximately $ million after deducting the underwriting discount and our estimated expenses. If the underwriter’s over-allotment option is exercised in full, common stock and additional paid-in capital will increase to $ and $ , respectively.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NASDAQ Global Market under the ticker symbol “ALNC.” The following table sets forth, for the quarterly periods indicated, the high and low closing sales price per share of the common stock as reported on the NASDAQ Global Market and the cash dividends declared on our common stock, during the periods indicated.

Quarter Ended	High	Low	Dividend Declared Per Share
December 31, 2009 (through October 30, 2009)	$29.00	$25.66	$	TBD
September 30, 2009	$30.35	$24.26		$0.28
June 30, 2009	$29.28	$18.45		$0.26
March 31, 2009	$24.00	$14.96		$0.26

December 31, 2008	$24.54	$20.00		$0.26
September 30, 2008	$25.00	$19.56		$0.26
June 30, 2008	$27.27	$21.03		$0.24
March 31, 2008	$24.54	$23.25		$0.24

December 31, 2007	$26.10	$23.06		$0.24
September 30, 2007	$26.50	$24.07		$0.22
June 30, 2007	$30.55	$26.30		$0.22
March 31, 2007	$32.27	$28.43		$0.22

On October 30, 2009, the last reported sale price of our common stock was $26.04 per share. On October 29, 2009, we had 942 holders of record of our common stock and there were 4,946,947 shares issued and 4,624,635 shares outstanding.

DIVIDEND POLICY

We have historically paid regular quarterly cash dividends on our common stock, and the board of directors presently intends to continue the payment of regular quarterly cash dividends, dependent upon the results of operations of the preceding quarter and subject to the need for those funds for debt service and other purposes and the restrictions described below.

While we are a legal entity separate and distinct from the Bank and other subsidiaries, these subsidiaries are the principal assets, and as such, substantially all of the funds available for the payment of dividends are derived from the Bank. Thus, future dividends will depend upon the earnings of the Bank, its financial condition and its need for funds. Furthermore, there are a number of federal banking policies and regulations that restrict the Company’s ability to pay dividends. In particular, because the Bank is a depository institution whose deposits are insured by the FDIC, it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC. Also, as a national bank, the Bank is subject to Office of the Comptroller of the Currency regulations which impose certain minimum capital requirements that would affect the amount of cash available for distribution to the Company. In addition, as a bank holding company, our ability to declare and pay dividends is subject to the guidelines of the Federal Reserve Board regarding capital adequacy and dividends. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the holding company’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its subsidiaries. These policies and regulations may have the effect of reducing the amount of dividends that the Company can declare to its shareholders.

New York State law applicable to the declaration of distributions by a business corporation also limits our ability to declare and pay dividends. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have rights superior to the rights of the holders of its common stock.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership, and disposition of our common stock by a non-U.S. holder (as defined below) that acquires our common stock in this offering and holds it as a capital asset. This discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, effective U.S. Treasury regulations, and judicial decisions and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. The foregoing are subject to differing interpretations which could affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax laws, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal income tax purposes, dealers in securities or currencies, expatriates, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction, or other integrated investment. Furthermore, this discussion does not address any U.S. federal gift tax laws or any state, local or foreign tax laws.

You are urged to consult your tax advisors regarding the U.S. federal, state, local, and foreign income and other tax consequences of the purchase, ownership, and disposition of our common stock.

For purposes of this summary, you are a “non-U.S. holder” if you are a beneficial owner of common stock that, for U.S. federal income tax purposes, is not:

•	an individual that is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized under the laws of the United States, any state thereof, or the District of Columbia (except for certain non-U.S. entities treated as U.S. corporations under specialized sections of the Code);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, provided that, (1) a court within the United States is able to exercise primary supervision over its administration or one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of that trust, or (2) the trust has made an election under the applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. In the case of certain trusts, the tax treatment of a beneficiary of the trust will depend on the tax status of the beneficiary. Partners in a partnership, such partnerships and beneficiaries of a trust that own our common stock should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Distributions

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such stock.

Except as described below, if you are a non-U.S. holder of common stock, distributions made to you out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate), unless you have furnished to us or another payor:

•

a valid Internal Revenue Service, which we refer to as the IRS, Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment) we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, and the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income. “Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens, and domestic United States corporations on a net income basis. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain from U.S. sources that you recognize on a disposition of our common stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment that you maintain in the United States);

•	you are an individual, you hold our common stock as a capital asset, and you are present in the United States for 183 or more days in the taxable year of the disposition; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

“Effectively connected” gains are taxed at rates applicable to United States citizens, resident aliens, and domestic United States corporations on a net income tax basis. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

An individual non-U.S. holder described in the second bullet point above will only be subject to U.S. federal income tax on the gain from the sale of our common stock to the extent such gain is deemed to be from U.S. sources, which will generally only be the case where the individual’s tax home is in the United States. An individual’s tax home is generally considered to be located at the individual’s regular or principal (if more than one regular) place of business. If the individual has no regular or principal place of business because of the nature of the business, or because the individual is not engaged in carrying on any trade or business, then the individual’s tax home is his regular place of abode. If an individual non-U.S. holder is described in the second bullet point above, and the individual non-U.S. holder’s tax home is in the United States, then the non-U.S. holder may be subject to a flat 30% tax on the gain derived from the disposition, which gain may be offset by U.S. source capital losses.

We believe we currently are not, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Taxes

Common stock held by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death generally will be included in such person’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required, reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding currently at a rate of 28% for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

Each person considering the use of plan assets of a pension, profit-sharing or other employee benefit plan, individual retirement account, Keogh plan or other retirement plan, account or arrangement, each a “plan,” to acquire or hold the common stock should consider whether an investment in the common stock would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or “ ERISA,” or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans subject to Title I of ERISA and/or Section 4975 of the Code including entities such as collective investment funds, partnerships and separate accounts or insurance company pooled separate accounts or insurance company general accounts whose underlying assets include the assets of such plans, or collectively, “Plans,” from engaging in certain transactions involving “plan assets” with persons who are “parties in interest,” under ERISA or “disqualified persons” under the Code, or “parties in interest” with respect to the Plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. In the case of an individual retirement account, a violation of these prohibited transaction rules could cause the individual retirement account to lose tax-exempt status. Certain plans including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws, or collectively “Similar Laws.”

The acquisition or holding of the common stock by a Plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transactions under ERISA or Section 4975 of the Code, unless the common stock is acquired or held pursuant to and in accordance with an applicable exemption.

Accordingly, the common stock may not be purchased or held by any Plan or any person investing “plan assets” of any Plan, unless (i) such purchase or holding is eligible for the exemptive relief available under (A) a Prohibited Transaction Class Exemption, or “PTCE,” such as PTCE 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14 issued by the U.S. Department of Labor or (B) a statutory exemption under Section 408(b) of ERISA and/or Section 4975(d) of the Code, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, or the “Service Provider Exemption,” for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration, or (ii) there is some other basis on which the purchase and holding of the common stock is not prohibited. Each purchaser or holder of the common stock or any interest therein, and each person making the decision to purchase or hold the common stock on behalf of any such purchaser or holder will be deemed to have represented and warranted in both its individual capacity and its representative capacity (if any), on each day from the date on which the purchaser or holder acquires its interest in the common stock to the date on which the purchaser or holder disposes of its interest in the common stock, that, by its purchase or holding of the common stock or any interest therein, (a) its purchase and holding of the common stock is not made on behalf of or with “plan assets” of any Plan, or (b) if its purchase and holding of the common stock is made on behalf of or with “plan assets” of a Plan, then (i) its purchase and holding of the common stock will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code and (ii) neither the Company nor any of our affiliates is acting as a fiduciary (within the meaning of Section 3(21)) of ERISA in connection with the purchase or holding of the common stock and has not provided any advice that has formed or may form a basis for any investment decision concerning the purchase or holding of the common stock. Each purchaser and holder of the common stock or any interest therein on behalf of any governmental plan will be deemed to have represented and warranted by its purchase or holding of the common stock or any interest therein that such purchase and holding does not violate any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the common stock on behalf of or with “plan assets” of any plan or plan asset entity consult with their advisor regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under Similar Laws, as applicable.

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through Sandler O’Neill & Partners, L.P., who we refer to as the underwriter. We have entered into an underwriting agreement with the underwriter, dated November     , 2009. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement,             number of shares of our common stock.

The underwriter is committed to purchase and pay for all such shares of common stock, if any, that are purchased. The underwriting agreement also provides that if the underwriter defaults, the offering may be terminated.

We have granted to the underwriter an option, exercisable no later than 30 days after the date of this prospectus supplement, to purchase up to             additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriter, and the underwriter will be obligated to purchase, these additional shares of common stock.

The underwriter proposes to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to certain securities dealers at the public offering price, less a concession not in excess of $             per share. The underwriter may allow, and these dealers may re-allow, a concession not in excess of $             per share on sales to other dealers. After the public offering of the common stock, the underwriter may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public	$	$	$
Underwriting discount
Proceeds to us, before expenses

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $             and are payable by us. We have agreed to reimburse the underwriter for its actual out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriter’s counsel.

The shares of common stock are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriting agreement provides that the obligations of the underwriter are conditional and may be terminated at its discretion based on its assessment of the state of the financial markets. The obligations of the underwriter may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

Lock-up Agreement. We, and each of our executive officers and directors, have agreed, for the period beginning on and including the date of this prospectus supplement through and including the date that is 90 days after the date of this prospectus supplement, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any shares of our preferred stock or common stock, any of our securities that are substantially similar to any of our common stock or any or securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any of our securities that are substantially similar to our common stock, without, in each case, the prior written consent of the underwriter. These restrictions are expressly agreed to preclude us, and our officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day-period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the preceding paragraph will not apply to (1) the issuance by us of common stock to the underwriter pursuant to the underwriting agreement; (2) the issuance by us of shares, and options to purchase shares, of our common stock pursuant to stock option plans, as those plans are in effect on the date of this prospectus supplement; (3) the issuance by us of shares of our common stock upon the exercise of stock options that are outstanding on the date of this prospectus supplement, and the issuance by us of shares of our common stock upon the exercise of stock options issued after the date of this prospectus supplement under stock option plans referred to in clause (2) of this sentence, as those plans are in effect on the date of this prospectus supplement; (4) a bona fide gift or gifts by any of our officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraph; or (5) a transfer by any of our officers or directors to any trust for the direct or indirect benefit of that officer or director or his or her immediate family, provided that the trustee of the trust agrees to be bound in writing by such restrictions and provided further that any such transfer shall not involve a disposition for value. For purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption not more remote than first cousin.

The underwriter may, in its sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Indemnity. Alliance Financial Corporation and the Bank have agreed, jointly and severally, to indemnify the underwriter and persons who control the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

Stabilization. In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions.

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which the underwriter may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing, there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Passive market making. In connection with this offering, the underwriter may engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriter is not required to engage in a passive market making and may end passive market making activities at any time.

Other. From time to time, the underwriter has provided, and may continue to provide, investment banking services to us in the ordinary course of its business, and has received, and may continue to receive, compensation for such services.

LEGAL MATTERS

The validity of the common stock to be issued by us through this prospectus supplement will be passed upon for us by Nixon Peabody LLP. Certain legal matters relating to the offering will be passed upon for the underwriter by Hogan & Hartson LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of Alliance Financial Corporation as of December 31, 2008 and 2007 and for each of the two years in the period ended December 31, 2008 and the effectiveness of Alliance Financial Corporation’s internal control over financial reporting as of December 31, 2008 appearing in our Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by Crowe Horwath LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PROSPECTUS

$50,000,000

ALLIANCE FINANCIAL CORPORATION

Common Stock

This prospectus relates to shares of common stock, par value $1.00 per share, of Alliance Financial Corporation, which we refer to as our Common Stock, that may be offered for sale from time to time in an amount up to $50,000,000 in the aggregate in one or more offerings at prices and on terms to be determined at the time of the offering and set forth in one or more supplements to this prospectus.

This prospectus provides you with a general description of our Common Stock and some of the general terms that may apply to an offering of the shares of our Common Stock. The specific amounts, pricing, terms and any other information relating to a specific offering will be set forth in a supplement to this prospectus. Any supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before you make your investment decision. This prospectus may not be used to offer or sell the shares of our Common Stock unless accompanied by a prospectus supplement relating to the offered securities.

The shares of our Common Stock may be sold directly by us, through dealers or agents designated from time to time, through underwriters or through a combination of these methods. See “Plan of Distribution” beginning on page 6 of this prospectus. We may also describe the plan of distribution for any particular offering of the shares in a prospectus supplement. If any agents, underwriters or dealers are involved in the sale of any securities in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements with them, including any applicable commissions or discounts, in a prospectus supplement. The net proceeds we expect to receive from any such sale will also be included in a prospectus supplement.

Alliance Financial Corporation is a publicly-traded company which files publicly available reports with the U.S. Securities and Exchange Commission. Our Common Stock is traded on the NASDAQ Global Market (NASDAQ) under the ticker symbol “ALNC.” On September 9, 2009, the last reported sale price of our Common Stock on the NASDAQ was $27.32. You are urged to obtain current market quotations of our Common Stock.

Our principal executive offices are located at 120 Madison Street, Syracuse, New York 13202, and our telephone number at that address is (315) 475-2100.

Investing in our Common Stock involves risks. See the information included and incorporated by reference into this prospectus and any accompanying prospectus supplement for a discussion of the factors you should carefully consider before deciding to purchase these securities, including the information under the “Risk Factors” caption on page 1.

These securities are equity securities. They are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 22, 2009.

RISK FACTORS

An investment in the common stock, par value $1.00 per share, of Alliance Financial Corporation, which we refer to as our Common Stock, involves significant risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors, if any, in any amendments to our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus, the prospectus supplement or any applicable pricing supplement, in light of your particular investment objectives and financial circumstances. Any of these risks could materially adversely affect our business, financial condition, results of operations, or ability to make distributions to our shareholders. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business, prospects, financial condition, results of operations and cash flows. In any such case, the trading price of our Common Stock could decline due to any of these risks, and you could lose all or a portion of your original investment. Set forth below are additional risks that you should consider in connection with any purchase of our Common Stock under this prospectus:

The market price for our Common Stock varies, and you should purchase Common Stock for long-term investment only.

Although our Common Stock is currently traded on the NASDAQ Global Market (NASDAQ), we cannot assure you that there will, at any time in the future, be an active trading market for our Common Stock. Even if there is an active trading market for our Common Stock, we cannot assure you that you will be able to sell all of your shares of Common Stock at one time or at a favorable price, if at all. As a result, you should purchase shares of Common Stock described hereunder only if you are capable of, and seeking, to make a long-term investment in our Common Stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our Common Stock.

We are not restricted from issuing additional shares of Common Stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of Common Stock. We are currently authorized to issue up to 10,000,000 shares of Common Stock. As of September 9, 2009, 4,932,987 shares of Common Stock were issued and 4,610,675 shares were outstanding. Our board of directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. These authorized but unissued shares could be issued on terms or in circumstances that could dilute the interests of the holders of our Common Stock.

We may reduce or eliminate the cash dividends on our Common Stock.

Holders of our Common Stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our Common Stock, we are not required to do so and may reduce or eliminate our Common Stock cash dividend in the future. This could adversely affect the market price of our Common Stock.

This offering may be dilutive.

Giving effect to the issuance of Common Stock in any offering contemplated under this prospectus, the receipt of the expected net proceeds and the use of those proceeds, any such offering may have a dilutive effect on our expected earnings per share of Common Stock. The actual amount of dilution cannot be determined at this time and will be based on numerous factors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, in any related prospectus supplement and in information incorporated by reference into this prospectus and any related prospectus supplement that are not historical or current facts may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, the Company’s management may make forward-looking statements orally to the media, securities analysts, investors or others. These statements, which are based on certain assumptions and describe our future plans, strategies, and expectations, can generally be identified by the use of words such as “optimism,” “look-forward,” “bright,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “potential,” “project,” “target” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” These forward-looking statements include statements relating to our strategy, effectiveness of investment programs, evaluations of future interest rate trends and liquidity, expectations as to growth in assets, deposits and results of operations, receipt of regulatory approval for pending acquisitions, success of acquisitions, future operations, market position, financial position, and prospects, plans and objectives of management.

Forward-looking statements are based on the current assumptions and beliefs of management and are only expectations of future results and are subject to certain risks, uncertainties and assumptions. The Company’s actual results could differ materially from those projected in the forward-looking statements as a result of, among other things, factors referenced herein under the section captioned “Risk Factors” on page 1; possible legislative changes and adverse economic, business and competitive conditions and developments (such as shrinking interest margins and continued short-term rate environments); recent adverse conditions in the capital and debt markets and the impact of such conditions on the Company’s private banking and asset investment advisory activities; reduced demand for financial services and loan products; changes in accounting policies or guidelines, or in monetary and fiscal policies of the federal government; changes in interest rates; changes in credit and other risks posed by the Company’s loan and lease portfolios; the ability or inability of the Company to manage interest rate and other risks; the Company’s use of trust preferred securities; competitive pressures from other financial institutions; a further deterioration in general economic conditions on a national basis or in the local markets in which the Company operates, including changes which adversely affect a borrower’s ability to service and repay our loans; changes in loan defaults and charge-off rates; adequacy of loan loss reserves; reduction in deposit levels necessitating increased borrowing to fund loans and investments; the passing of adverse government regulation; the risk that goodwill and intangibles recorded in the Company’s financial statements will become further impaired; risks related to the identification and implementation of acquisitions; technological, computer-related or operational difficulties; adverse changes in securities markets; results of litigation; or other significant risks and uncertainties detailed in the Company’s Annual Report on Form 10-K, the Company’s Annual Report on Form 10-K/A, Quarterly Reports on Form 10-Q and other filings submitted to the U.S. Securities and Exchange Commission, which we refer to as the SEC.

Forward-looking statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. Although the Company believes that its expectations are reasonable, it can give no assurance that such expectations will prove to be correct. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in any forward-looking statements.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate the Company. Any investor in the Company should consider all risks and uncertainties disclosed in our filings with the SEC, described below under the heading “Where You Can Find More Information” on page 3, all of which is accessible on the SEC’s website at http://www.sec.gov.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3, which we refer to as the Registration Statement, that we filed with the SEC utilizing a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act. Under the shelf registration process, using this prospectus, together with a prospectus supplement, we may sell from time to time, in one or more offerings, on a continuous or delayed basis, shares of our Common Stock described in this prospectus for an aggregate initial offering price in an amount up to $50,000,000. This prospectus provides you with a general description of the shares we may offer. Each time we sell shares, we will provide a prospectus supplement that will contain specific information about the terms of the shares offered.

The Registration Statement, including the exhibits to the Registration Statement, provides additional information about us and the offered securities. This prospectus does not contain all of the information set forth in the Registration Statement, portions of which we have omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or document filed as an exhibit to the registration statement for a complete description. The Registration Statement, including the exhibits and the documents incorporated herein by reference, can be read on the SEC website at http://www.sec.gov or at the SEC offices mentioned under the headings “Where You Can Find More Information” on page 3.

You should read both this prospectus and any prospectus supplement together with additional information described below under the headings “Where You Can Find More Information” on page 3 and “Incorporation of Certain Documents by Reference” on page 4. Any prospectus supplement may also add, update or change information contained in this prospectus. Information incorporated by reference after the date of this prospectus may add, update or change information contained in this prospectus. Any information that is inconsistent with this prospectus will supersede the information in this prospectus or any prospectus supplement.

The information contained in this prospectus or a prospectus supplement or amendment, or incorporated herein or therein by reference, is accurate only as of the date of this prospectus or prospectus supplement or amendment, as applicable, regardless of the time of delivery of this prospectus or prospectus supplement or amendment, as applicable, or of any sale of the shares. You should not assume that the information contained in this prospectus or a prospectus supplement or amendment is accurate as of any other date.

All references to “Alliance Financial Corporation,” “Alliance,” “the Company,” “we,” “our,” “us,” and similar terms refer to Alliance Financial Corporation and its consolidated subsidiaries unless otherwise stated or the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which forms part of the Registration Statement, does not contain all of the information in the Registration Statement. We have omitted certain parts of the Registration Statement, as permitted by the rules and regulations of the SEC. For further information regarding the Company and our Common Stock, please see our other filings with the SEC, including our annual, quarterly, and current reports and any proxy statements, which you may read and copy at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our public filings with the SEC are also available to the public on the SEC’s Internet website at http://www.sec.gov or our Internet website address at http://www.alliancefinancialcorporation.com.

We furnish holders of our Common Stock with annual reports containing audited financial statements prepared in accordance with accounting principles generally accepted in the United States following the end of each fiscal year. We file reports and other information with the SEC pursuant to the reporting requirements of the Exchange Act.

Descriptions in this prospectus of documents are intended to be summaries of the material, relevant portions of those documents, but may not be complete descriptions of those documents. For complete copies of those documents, please refer to the exhibits to the registration statement and other documents filed by us with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering of securities under this shelf registration, you should always check for reports we may have filed with the SEC after the date of this prospectus. In all cases, you should rely on later information over different information included in this prospectus. We incorporate by reference into this prospectus the documents listed below, except to the extent any information contained in such filings is deemed “furnished” in accordance with SEC rules. Such furnished information is not deemed filed under the Exchange Act and is not incorporated in this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 13, 2009, as amended by Amendment No. 1, filed with the SEC on April 30, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 11, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 7, 2009;

•

Our Current Reports on Form 8-K, filed with the SEC on each of January 30, 2009, February 24, 2009, April 1, 2009, May 11, 2009, May 13, 2009, May 26, 2009, June 17, 2009, June 29, 2009, July 20, 2009 and August 27, 2009; and

•	The description of our Common Stock set forth in the registration statement on Form 8-A12G, filed with the SEC on October 25, 2001 (File No. 000-15366).

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than Current Reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, including any exhibits included with such information, unless otherwise indicated therein), subsequent to (i) the date of this Registration Statement and prior to the effectiveness of this Registration Statement, or (ii) the date of this Registration Statement and prior to the filing of a post-effective amendment that indicates that all shares of Common Stock offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

We will provide a copy of any or all of the information incorporated by reference herein (other than certain exhibits to such documents not specifically incorporated by reference) to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request of such person, at no cost to the requester. Requests for such copies should be directed to:

Alliance Financial Corporation

J. Daniel Mohr

Treasurer and Chief Financial Officer

120 Madison Street, Syracuse, New York 13202

Tel: (315) 475-4478

ABOUT ALLIANCE FINANCIAL CORPORATION

Alliance Financial Corporation is a New York corporation and a registered financial holding company formed on November 25, 1998 as a result of the merger of Cortland First Financial Corporation and Oneida Valley Bancshares, Inc., which were incorporated May 30, 1986 and October 31, 1984, respectively. The Company is the holding company of Alliance Bank, N.A., which we refer to as the Bank, which was formed as the result of the merger of First National Bank of Cortland and Oneida Valley National Bank in 1999.

The Bank provides financial services from 29 retail branches and customer service facilities in the New York counties of Cortland, Madison, Oneida, Onondaga, Oswego, and from a Trust Administration Center in Buffalo, New York. Primary services include commercial, retail and municipal banking, consumer finance, mortgage financing and servicing, and trust and investment management services. The Bank has a substantially wholly owned subsidiary, Alliance Preferred Funding Corp., which is engaged in residential real estate activity, and a wholly owned subsidiary, Alliance Leasing, Inc., which is engaged in commercial leasing activity in over thirty states.

On October 6, 2006, the Company completed its acquisition of Bridge Street Financial, Inc., which we refer to as Bridge Street, and its wholly owned subsidiaries, Oswego County National Bank, which we refer to as OCNB and Ladd’s Agency Inc., which we refer to as Ladd’s, an insurance agency. In connection with the acquisition, the Company issued approximately 1,292,000 shares of Common Stock valued at $38.1 million, and paid cash of $13.2 million for total merger consideration of $51.3 million. At the time of the acquisition, Bridge Street had $219.3 million in assets, $148.3 million in gross loans, and $169.2 million in deposits. In the acquisition, Bridge Street was merged into the Company, Ladd’s became a wholly owned subsidiary of the Company, and OCNB was merged into the Bank.

The Company’s administrative offices and its subsidiaries are located on the 18th Floor, 120 Madison St., Syracuse, New York. Banking services are provided at the administrative offices as well as at the Company’s 29 customer service facilities. The Company’s telephone number is (315) 475-2100. The website for the Company and the Bank is http://www.alliancefinancialcorporation.com. Information that is included on this website does not constitute part of this prospectus.

DIVIDEND POLICY

We have historically paid regular quarterly cash dividends on our Common Stock, and the board of directors presently intends to continue the payment of regular quarterly cash dividends, dependent upon the results of operations of the immediately preceding quarters and subject to the need for those funds for debt service and other purposes and the restrictions described below.

We declared and subsequently paid quarterly dividends on our Common Stock of $0.22 per share during calendar year 2006 through the quarter ended September 30, 2007, $0.24 per share therefrom through the quarter ended June 30, 2008 and $0.26 per share therefrom through the quarter ended June 30, 2009. The Company declared a quarterly dividend of $0.28 per share payable on October 2, 2009 to shareholders of record on September 17, 2009.

While we are a legal entity separate and distinct from our banking and other subsidiaries, these subsidiaries are the principal assets, and as such, substantially all of the funds available for the payment of dividends are derived from the Bank. Thus, future dividends will depend upon the earnings of the Bank, its financial condition and its need for funds. Furthermore, there are a number of federal banking policies and regulations that restrict the Company’s ability to pay dividends. In particular, because the Bank is a depository institution whose deposits are insured by the Federal Deposit Insurance Corporation, which we refer to as FDIC, it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC. Also, as a national bank, the Bank is subject to Office of the Comptroller of the Currency regulations which impose certain minimum capital requirements that would affect the amount of cash available for distribution to the Company. In addition, as a bank holding company, our ability to declare and pay dividends is subject to the guidelines of the Federal Reserve Board, which we refer to as the FRB, regarding capital adequacy and dividends. It is the policy of the FRB that bank holding companies should pay cash dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the holding company’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its subsidiaries. These policies and regulations may have the effect of reducing the amount of dividends that the Company can declare to its shareholders.

New York State law applicable to the declaration of distributions by a business corporation also limits our ability to declare and pay dividends. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have rights superior to the rights of the holders of its common stock.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement for any offering of Common Stock, the net proceeds we receive from the sale of shares of Common Stock offered by this prospectus will be used for general corporate purposes, which may include:

•	investing in, or extending credit to, our operating subsidiaries;

•	investments at the holding company level;

•	reducing or refinancing existing debt;

•	possible acquisitions;

•	stock repurchases; and

•	other purposes as described in any prospectus supplement.

Pending such use, we may temporarily invest the net proceeds of any offering. The precise amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds. Except as indicated in a prospectus supplement, allocations of the proceeds to specific purposes will not have been made at the date of that prospectus supplement.

REGULATION AND SUPERVISION

The Company and the Bank are subject to extensive laws and regulations that impose restrictions on, and provide for regulatory oversight of, the Company’s and the Bank’s operations. Any change in any applicable statute or regulation could have a material effect on the Company’s and the Bank’s business.

For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries, and specific information relevant to us and the Bank, you should refer to our Annual Report on Form 10-K for the year ended December 31, 2008, and any other subsequent reports filed by us with the SEC, which are incorporated by reference in this prospectus.

PLAN OF DISTRIBUTION

We may offer our Common Stock in this prospectus from time to time as follows:

•	to or through underwriters or dealers;

•	directly to other purchasers, including our affiliates;

•	through designated agents; or

•	through a combination of any of these methods.

Each time that we use this prospectus to sell shares of our Common Stock, we will also provide a prospectus supplement that contains the specific terms of the offering. The prospectus supplement will set forth the terms of the offering, including, without limitation:

•	the name or names of any underwriters, dealers or agents and the type and amounts of securities underwritten or purchased by each of them;

•	the name or names of any managing underwriter or underwriters;

•	the public offering price of the shares;

•	the net proceeds from the sale of the shares;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any commission paid to agents.

Sale Through Underwriters Or Dealers

If underwriters are used in an offering, the underwriters will acquire shares of our Common Stock for their own account. The underwriters may resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer the shares to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase shares of our Common Stock will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered shares if they purchase any of them. The underwriters may change from time to time any offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell shares of our Common Stock in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the shares sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If dealers are used in the sale of the shares, we will sell the shares to them as principals. They may then resell those shares to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell shares of our Common Stock directly. In this case, no underwriters or agents would be involved. We may also sell shares of our Common Stock through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the shares, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the shares directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act, with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 11,000,000 shares of capital stock, 10,000,000 of which are common stock, par value $1.00 per share, which we refer to as the Common Stock, and 1,000,000 of which are preferred stock, par value $1.00 per share, which we refer to as the Preferred Stock. We designated 100,000 shares of the Preferred Stock as Series A Junior Preferred Stock, par value $1.00 per share, which we refer to as the Series A Preferred Stock. As of September 9, 2009, 4,932,987 shares of Common Stock were issued and 4,610,675 shares were outstanding and no shares of Preferred Stock were issued and outstanding. The description of our capital stock set forth below is only a summary. The full terms of our capital stock are set forth in Exhibits 4.1, 4.2, 4.3, and 4.4 to the Registration Statement of which this prospectus is a part and incorporated by reference herein.

Preferred Stock

The following section is a summary of the material features and rights of our Preferred Stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Restated Certificate of Incorporation, which we refer to as our Certificate of Incorporation, which is included in Exhibit 4.1 to the Registration Statement of which this prospectus is a part and incorporated by reference herein

Series A Preferred Stock

We have authorized 100,000 shares of Series A Preferred Stock, but there are no shares of Series A Preferred Stock outstanding.

Voting

Each share of Series A Preferred Stock will have 1,000 votes, voting together with the holders of Common Stock. Also, in the event that the Company should seek to amend the Certificate of Incorporation in a manner that would adversely alter, change or repeal the powers, preferences or special rights of the Series A Preferred Stock, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock will be required.

Ranking

The Series A Preferred Stock ranks junior to all other series of Preferred Stock with respect to the payment of dividends and upon liquidation, dissolution and winding up.

Dividend

Holders of Series A Preferred Stock shall be entitled to a quarterly dividend of 1,000 times the dividend declared per share of Common Stock.

Accrued and unpaid dividends on the Series A Preferred Stock will accumulate whether or not we have earnings, and whether or not there are funds legally available for the payment of such dividends. As long as any Series A Preferred Stock is outstanding, we would not be able to pay dividends or redeem or acquire any shares of capital stock ranking junior to the Series A Preferred Stock, unless all dividends on the Series A Preferred Stock have been paid in full, including full cumulative dividends having been or contemporaneously declared and paid on the Series A Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full upon the Series A Preferred Stock and the shares of capital stock ranking pari passu with the Series A Preferred Stock, all dividends declared on the Series A Preferred Stock and any other capital stock ranking pari passu with the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other capital stock shall in all cases bear to each other the same ratio that accumulated dividends per share of Series A Preferred Stock and such other series of capital bear to each other.

Liquidation

In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to an aggregate payment of 1,000 times the aggregate payment made per share of Common Stock.

Business Combinations

In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock.

The rights of the Series A Preferred Stock are protected by customary anti-dilution provisions.

Redemption

The shares of Series A Preferred Stock are not redeemable.

Blank Check Preferred Stock

The remaining 900,000 authorized shares of Preferred Stock are typically referred to as “blank check” preferred stock. This term refers to preferred stock for which the rights and restrictions are determined by the board of directors of a corporation. Under our Certificate of Incorporation, our board of directors has the authority, without any further shareholder vote or action, to issue the remaining Preferred Stock in one or more series and to fix, determine or amend the relative rights and preferences of any series so established, within the limitations set forth by the New York Business Corporation Law, which we refer to as the NYBCL, relating to the powers, designations, rights, preferences, and restrictions thereof, including among other things:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	redemption terms;

•	liquidation preferences; and

•	the number of shares constituting each series.

Common Stock

The following is a summary of the general terms of the Common Stock being registered in the Registration Statement of which this prospectus is a part.

Introduction

The following section describes the material features and rights of our Common Stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Certificate of Incorporation and our Amended and Restated Bylaws, as amended, which we refer to as our Bylaws, each of which is included as an exhibit to the Registration Statement of which this prospectus is a part, and to applicable sections of the NYBCL. The full terms of the Common Stock are set forth in Exhibits 4.1, 4.2, 4.3 and 4.4 to the Registration Statement of which this prospectus is a part and incorporated by reference herein.

General

Each share of Common Stock entitles the holder to the same rights as, and is the same in all respects with, each other share of Common Stock. Holders of Common Stock are entitled to (1) one vote per share on all matters requiring a shareholder vote and do not have cumulative voting rights with respect to the election of directors, (2) a ratable distribution of dividends declared by our board of directors and, (3) in the event of a liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive, redemption, subscription, sinking fund or conversion rights. The shares of Common Stock, when issued in the manner described in this prospectus, will be fully paid and nonassessable.

Dividends

We pay dividends as determined by our board of directors as described in the section entitled “Dividend Policy” on page 5. Future dividend payments will depend upon our operating results, capital and reserve requirements and the consideration by our board of directors of other relevant factors, and there can be no assurance that our dividend policy will continue.

Transfer Agent & Registrar

The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company.

Anti-takeover Effects of Certain Provisions in our Certificate, Bylaws and the NYBCL

Some provisions of our Certificate of Incorporation, our Bylaws, and NYBCL may be deemed to have an anti-takeover effect and may collectively operate to delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of the Company more difficult.

Directors. Our board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it would take at least two annual elections to replace a majority of our board of directors. Further, the Bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or a proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

Restrictions on Call of Special Meetings. The Certificate of Incorporation and Bylaws provide that special meetings of shareholders can be called by the board of directors, Chief Executive Officer, the President if there is no Chief Executive Officer or by the shareholders entitled to cast at least 25% of the vote which all shareholders are entitled to cast at the meeting.

Prohibition of Cumulative Voting. The Certificate of Incorporation does not authorize cumulative voting for the election of directors.

Restrictions on Removing Directors from Office. The Certificate of Incorporation provides that directors may only be removed for cause, and only by the affirmative vote of the holders of at least 80% of our Common Stock entitled to vote.

Preferred Stock Authorization. As noted above under “Preferred Stock – Blank Check Preferred Stock,” our board of directors, without shareholder approval, has the authority under our Certificate of Incorporation to issue Preferred Stock with rights superior to the rights of the holders of Common Stock. As a result, Preferred Stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of Common Stock and could be issued with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult. The board of directors has no present plan or understanding to issue any Preferred Stock.

Amendments to Certificate of Incorporation and Bylaws. Amendments to the Certificate of Incorporation must be approved by our board of directors. Under certain circumstances, our shareholders will also be required to approve any such amendment to our Certificate of Incorporation:

•

The affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock will be required in the event that the powers, preferences or special rights of the Series A Preferred Stock would be altered, changed or repealed as to adversely affect the holder of Series A Preferred Stock;

•

The majority of the outstanding shares of the Company’s voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions (except where such amendment is approved by 66 2/3% of the continuing directors of the board of directors):

•	The limitation on voting rights of persons who directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of the Company;

•	The inability of shareholders to act by written consent;

•	The inability of shareholders to call special meetings of shareholders;

•	The division of the board of directors into three staggered classes;

•	The ability of the board of directors to fill vacancies on the board of directors;

•	The inability to deviate from the manner prescribed in the Bylaws by which shareholders nominate directors and bring other business before meetings of shareholders;

•	The requirement that at least 80% of shareholders must vote to remove directors, and can only remove directors for cause;

•	The ability of the board of directors to amend and repeal the Bylaws; and

•	The ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire the Company.

The Bylaws may be amended by the affirmative vote of a majority of the total number of directors which Alliance would have if there were no vacancies on the board of directors of Alliance or the affirmative vote of at least a majority of the total votes eligible to be voted at a duly constituted meeting of shareholders.

Shareholder Rights Plan. We have a Rights Agreement, which we refer to as the Rights Plan, which is designed to ensure that any potential acquirer would negotiate with our board of directors and that all of our shareholders would be treated equitably in the event of a takeover attempt. Under the Rights Plan, Series A Junior Participating Preferred Stock Purchase Rights, which we refer to as the Rights, were distributed at the close of business on October 29, 2001 to shareholders of record as of that date. The Rights trade with the Common Stock, and are exercisable and trade separately from the Common Stock only if a person or group acquires or announces a tender or exchange offer that would result in such person or group owning 20% or more of the Common Stock of the Company. In the event the person or group acquires a 20% Common Stock position, the Rights allow other holders to purchase stock of the Company at a discount to market value. The Company is generally entitled to redeem the Rights at $0.001 per Right at any time prior to the 10th day after a person or group has acquired a 20% Common Stock position. The Rights will expire on October 29, 2011 unless the Rights Plan is extended or the Rights are earlier redeemed or exchanged.

LEGAL MATTERS

The validity of the Common Stock being offered by this prospectus will be passed upon for us by Nixon Peabody LLP.

EXPERTS

The consolidated financial statements as of December 31, 2006, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Alliance Financial Corporation as of December 31, 2008 and 2007 and for each of the two years in the period ended December 31, 2008 and the effectiveness of Alliance Financial Corporation’s internal control over financial reporting as of December 31, 2008 appearing in our Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by Crowe Horwath LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

$25,000,000

Common Stock

PROSPECTUS SUPPLEMENT

                    , 2009